Exhibit 21.1
Subsidiaries of Cardiac Science Corporation
Cardiac Science International A/S, a Danish corporation
Cardiac Science Holdings Ltd., a U.K. corporation
Cardiac Science Deutschland GmbH, a German limited liability company
Cardiac Science Medical Device (Shanghai) Co., Ltd., a Chinese joint venture company
Cardiac Science France S.A.S., a French joint venture company